FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2010 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On August 18, 2010, the registrant announces TowerJazz to Present at the Annual Rodman & Renshaw Global Investment Conference in New York.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 18, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz to Present at the Annual Rodman & Renshaw Global
Investment Conference in New York

MIGDAL HAEMEK, Israel – August 18, 2010 – TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will present at the Annual Rodman & Renshaw Global Investment Conference.

The Rodman & Renshaw Global Investment Conference is taking place at the New York Palace Hotel in New York. TowerJazz is scheduled to present in the Rutherford Salon at 12:30pm Eastern Time on Monday, September 13, 2010.

At the conference there will be an opportunity for investors and analysts to meet one-on-one with Russell Ellwanger, CEO. Interested investors should contact the conference organizers or the Investor Relations team at TowerJazz at towerjazz@ccgisrael.com.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from 1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	CCG Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
Noit.levi@towerjazz.com	towerjazz@ccgisrael.com